UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 17, 2022
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
ANGLOGOLD ASHANTI LIMITED RESULTS OF
THE 78
TH
ANNUAL GENERAL MEETING OF SHAREHOLDERS

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)

NEWS RELEASE

RESULTS OF THE 78th ANNUAL GENERAL MEETING OF SHAREHOLDERS

AngloGold Ashanti shareholders are advised that at the annual general meeting of shareholders of the
Company held on Monday, 16 May 2022 (“Annual General Meeting”), all the ordinary and special resolutions, as set out in the 2021 Notice of Annual General Meeting and summarised financial information for the year ended 31 December 2021, were passed by the requisite majority of votes of shareholders present by way of electronic communication or represented by proxy.

The total number of shares voted by way of electronic communication or by proxy at the Annual General
Meeting was 335,761,764 ordinary shares (“Shares”) representing 80.26% of AngloGold Ashanti’s issued share capital as at Friday, 6 May 2022, being the Voting Record Date.

The voting results were as follows:

1.    Ordinary Resolution 1 – Re-election of directors
Total Shares voted
Shares
abstained
Directors For (%) Against (%) Number %
(1)
%
(1)
1.1 Ms MDC Ramos
99.91              0.09 334,911,798 80.06              0.20
1.2 Ms MC Richter
98.64              1.36 334,926,909 80.06              0.20
1.3 Ms NVB Magubane
98.80              1.20 334,927,243 80.06              0.20

2.    Ordinary Resolution 2 – Election of a directors
Total Shares voted
Shares
abstained
Director For (%) Against (%) Number %
(1)
%
(1)
2.1 Mr A Calderon
99.92              0.08 334,913,969 80.06              0.20
2.2 Mr SP Lawson
99.92              0.08 334,924,746 80.06              0.20

3.    Ordinary Resolution 3 – Appointment of Audit and Risk Committee members
Total Shares voted
Shares
abstained
Directors For (%) Against (%) Number %
(1)
%
(1)
3.1 Mr AM Ferguson
96.80              3.20 334,916,706 80.06              0.20
3.2 Mr R Gasant
95.52              4.48 334,914,756 80.06              0.20
3.3 Ms NVB Magubane
98.04              1.96 334,918,072 80.06              0.20
3.4 Ms MC Richter
98.65              1.35 334,917,731 80.06              0.20
3.5 Mr JE Tilk
99.16              0.84 334,269,914 79.90              0.36

4.    Ordinary Resolution 4 – Reappointment of Ernst & Young Inc. as auditors of the Company until
31 December 2022 and appointment of PricewaterhouseCoopers Inc. as auditors of the company from
1 January 2023
Total Shares voted
Shares
abstained
Independent Auditor
For
(%)
Against
(%)
Number %
(1)
%
(1)
1.1 Ernst & Young Inc.
79.98         20.02   332,771,358     79.55 0.71
1.2 PricewaterhouseCoopers Inc.
97.58         2.42     333,439,412 79.71 0.56
5.    Ordinary Resolution 5 – General authority to directors to allot and issue ordinary shares
Total Shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
83.06              16.94 334,848,027 80.04 0.22

6.    Ordinary resolution 6 – Separate non-binding advisory endorsement of the AngloGold Ashanti remuneration policy and implementation report
Total Shares voted
Shares
abstained
For (%) Against (%) Number %
(1)
%
(1)
6.1 Remuneration Policy
91.46              8.54 334,696,028 80.01              0.25
6.2 Implementation Report
91.78              8.22 334,700,902 80.01              0.25

7.    Special Resolution 1 – Remuneration of non-executive directors
Total Shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
98.98              1.02 334,681,865 80.00                 0.26

8. Special Resolution 2 – General authority to acquire the Company’s own Shares
Total Shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
99.93              0.07 334,882,094 80.05                 0.21

9. Special Resolution 3 – General authority for directors to issue for cash, those Shares which the directors are authorised to allot and issue in terms of ordinary resolution 5
Total Shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
83.11              16.89 334,724,185 80.01 0.25

10. Special Resolution 4 – General authority to provide financial assistance in terms of Sections 44 and 45 of the Companies Act
Total Shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
99.68              0.32 334,737,108 80.02                 0.24

11. Special Resolution 5 – Approval of Memorandum of Incorporation amendment
Total Shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
99.95              0.05 334,703,855 80.01                 0.25

12. Ordinary Resolution 7 – Directors’ authority to implement special and ordinary resolutions
Total shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
99.95              0.05 334,736,130 80.02                 0.25
(1)
Expressed as a percentage of 418,339,927 AngloGold Ashanti Shares in issue as at Friday, 6 May 2022, being the Voting Record Date.

ENDS
17 May 2022
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media

Andrea Maxey
+61 08 9435 4603 / +61 400 072 199
amaxey@anglogoldashanti.com
Chipo Mrara +27 11 637 6012 / +27 60 571 0797
camrara@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com

Investors
Andrea Maxey +61 08 9435 4603 / +61 400 072 199
amaxey@anglogoldashanti.com
Yatish Chowthee +27 11 637 6273 / +27 78 364 2080
yrchowthee@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: May 17, 2022
By: /s/ LM GOLIATH
Name: LM Goliath
Title: Company Secretary